SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: May 24, 2016

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Results Forecast for the Fiscal Year Ending March 31, 2017

1-7-1 Konan, Minato-ku
Tokyo 108-0075 Japan
News & Information

   No. 16-055E
3:00 P.M. JST, May 24, 2016
Consolidated Results Forecast for the Fiscal Year Ending March 31, 2017

Tokyo, May 24, 2016 – Due to the earthquake of April 14, 2016 and subsequent earthquakes in the Kumamoto region (“2016 Kumamoto Earthquakes”), operations were suspended at Sony Semiconductor Manufacturing Corporation's Kumamoto Technology Center (located in Kikuchi Gun, Kumamoto Prefecture), which is the primary manufacturing site of image sensors mainly for digital cameras, security cameras and micro-display devices. Wafer processing operations located on the lower levels of the Kumamoto Technology Center building were restarted sequentially beginning on May 21, 2016 and utilization of the processing capacity has been increasing gradually.  Other processes, including testing and assembly, which are back-end processes and are located on the upper levels of the building, were restarted gradually beginning in the middle of May.

As of the April 28, 2016 consolidated results announcement for the fiscal year ended March 31, 2016, Sony was unable to formulate a forecast for the Mobile Communications (“MC”), Game & Network Services (“G&NS”), Imaging Products & Solutions (“IP&S”), Home Entertainment & Sound (“HE&S”) and Devices segments, and for the consolidated results for the fiscal year ending March 31, 2017, due to the earthquakes.  Today Sony announced the consolidated and segment forecasts for the fiscal year ending March 31, 2017 as below.

1.	Consolidated Results Forecast for the Fiscal Year Ending March 31, 2017

	(Billions of yen)
	March 31, 2016 Results	March 31, 2017 Forecast	Change from March 31, 2016 Results
Sales and operating revenue (“sales”)	¥8,105.7	¥7,800	- ¥305.7 bil	-3.8%
Operating income	294.2	300	+5.8 bil	+2.0
Income before income taxes	304.5	270	-34.5 bil	-11.3
Net income attributable to Sony Corporation’s stockholders	147.8	80	-67.8 bil	-45.9

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

The assumed foreign currency exchange rates for the fiscal year ending March 31, 2017 are below.  The forecasts for the segments have been calculated using the same assumed foreign currency exchange rates that were used for the forecasts of those segments announced on April 28, 2016.  However, the assumed foreign currency exchange rates for the consolidated results forecast were revised to reflect recent trends.  Accordingly, an approximately 20 billion yen negative impact of the difference between the currently assumed rates and the rates used when the individual segments completed their forecasts has been included in the forecast for All Other, Corporate and elimination.

	Assumed foreign currency exchange rates for the fiscal year ending March 31, 2017		(For your reference) Average foreign currency exchange rates for the fiscal year ended March 31, 2016
	Consolidated forecast	Segment forecast
1 U.S. dollar	approximately 110 yen	approximately 113 yen	120.1 yen
1 Euro	approximately 120 yen	approximately 129 yen	132.6 yen

Consolidated sales for the fiscal year ending March 31, 2017 are expected to decrease compared to the previous fiscal year (“year-on-year”) due to an expected decrease in sales in the MC, IP&S, HE&S and Music segments, partially offset by an expected increase in sales in the G&NS, Pictures and Financial Services segments.  Due to the impact of the 2016 Kumamoto Earthquakes, sales in the IP&S and Devices segments are expected to be lower than the level anticipated prior to the earthquakes.

Consolidated operating income is expected to increase slightly year-on-year primarily due to an improvement in the operating results in the MC segment and an increase in operating income in the G&NS segment, substantially offset by decreases in operating income in the IP&S and Music segments.  The negative impact on consolidated operating income related to the 2016 Kumamoto Earthquakes is expected to be approximately 45 billion yen in the IP&S segment and approximately 60 billion yen in the Devices segment.  In addition, since the sales of these two segments are expected to be lower than the level anticipated prior to the earthquakes, approximately 10 billion yen in fixed costs that were scheduled to be allocated to these two segments based on sales are no longer expected to be allocated from All Other, Corporate and elimination, resulting in a total expected negative impact on consolidated operating income of approximately 115 billion yen.  However, this impact is expected to be partially offset by approximately 10 billion yen in insurance recoveries for the fiscal year ending March 31, 2017, that are expected to be included in the Devices segment.

Restructuring charges are expected to be approximately 12.0 billion yen for the Sony Group in the fiscal year ending March 31, 2017, compared to 38.3 billion yen recorded in the fiscal year ended March 31, 2016.  This amount will be recorded as an operating expense included in the above-mentioned forecast for operating income.

Net income attributable to Sony Corporation’s stockholders is expected to significantly decrease year-on-year.  This is mainly due to the expected absence in the fiscal year ending March 31, 2017 of a 46.8 billion yen gain from the sale of certain shares of Olympus Corporation recorded in other income in the previous fiscal year, as well as expected higher income tax expense due to the expected absence of factors contributing to lower tax expense in the previous fiscal year, such as a reversal of valuation allowances on deferred tax assets for local taxes by a subsidiary in Japan, and a reduction of net deferred tax liabilities due to a reduction in the corporate tax rate in Japan.

2.	Segment Results Forecast for the Fiscal Year Ending March 31, 2017

The forecast for each business segment for the fiscal year ending March 31, 2017 is as follows.  There are no changes to the forecasts for the Pictures, Music and Financial Services segments from the forecasts Sony announced on April 28, 2016.

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2017 to reflect modifications to its organizational structure as of April 1, 2016, primarily repositioning certain operations in the IP&S and Devices segments.  In connection with this realignment, the operations of the automotive camera business, which were included in the IP&S segment, and the operations of the Imaging Device Development Division, which were included in Corporate and elimination, will both be included in the Devices segment.  In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment in the fiscal year ended March 31, 2016 have been reclassified in the chart below to conform to the presentation for the fiscal year ending March 31, 2017.

Pursuant to a separation of Sony’s businesses into distinct subsidiaries and a realignment of corporate functions, beginning from the fiscal year ending March 31, 2017, a change has been made to the method of calculating the amount of corporate costs allocated to each business segment and the amount of royalties paid by each business segment for brand and patent utilization.  As a result of this change, an increase in corporate income of 35.0 billion yen will be included in the forecast for All Other, Corporate and elimination for the fiscal year ending March 31, 2017.  Conversely, an increase in expenses totaling the same amount is included in the forecast for each of the following business segments: 3.8 billion yen in the MC segment, 3.0 billion yen in the G&NS segment, 3.5 billion yen in the IP&S segment, 14.1 billion yen in the HE&S segment, 5.8 billion yen in the Devices segment, 2.7 billion yen in the Pictures segment and 2.1 billion yen in the Music segment.  There is no change to the Financial Services segment.  These changes have no impact on consolidated operating income.

	(Billions of yen)
	March 31, 2016 Results	March 31, 2017 Forecast	Change from March 31, 2016 Results
Mobile Communications
Sales and operating revenue	¥1,127.5	¥940	-16.6%
Operating income (loss)	(61.4)	5	+ ¥66.4 bil
Game & Network Services
Sales and operating revenue	1,551.9	1,680	+8.3%
Operating income	88.7	135	+ ¥46.3 bil
Imaging Products & Solutions
Sales and operating revenue	684.0	530	-22.5%
Operating income	69.3	16	- ¥53.3 bil
Home Entertainment & Sound
Sales and operating revenue	1,159.0	1,040	-10.3%
Operating income	50.6	36	- ¥14.6 bil
Devices
Sales and operating revenue	963.0	960	-0.3%
Operating loss	(29.2)	(40)	- ¥10.8 bil
Pictures
Sales and operating revenue	938.1	1,010	+7.7%
Operating income	38.5	43	+ ¥4.5 bil
Music
Sales and operating revenue	617.6	550	-11.0%
Operating income	87.3	63	- ¥24.3 bil
Financial Services
Financial services revenue	1,073.1	1,140	+6.2%
Operating income	156.5	150	- ¥6.5 bil
All Other, Corporate and elimination
Operating loss	(106.0)	(108)	- ¥2.0 bil
Consolidated
Sales and operating revenue	8,105.7	7,800	-3.8%
Operating income	294.2	300	+ ¥5.8 bil

Mobile Communications
Sales are expected to decrease year-on-year due to a reduction in mainly mid-range smartphone unit sales reflecting an increased focus on high value-added models, as well as a reduction in smartphone unit sales in unprofitable geographical areas where downsizing measures were implemented during the fiscal year ended March 31, 2016.  Operating results are expected to improve significantly year-on-year and operating income is expected to be recorded due to an expected improvement in product mix, cost reductions primarily reflecting the benefit of restructuring initiatives and a reduction in restructuring charges, partially offset by the above-mentioned decrease in sales.  The impact of the 2016 Kumamoto Earthquakes is expected to be immaterial.

Game & Network Services
Sales are expected to increase year-on-year due to an increase in PlayStation®4 (“PS4”) software sales, including sales through the network, and an increase in PS4 hardware unit sales.  Operating income is expected to significantly increase year-on-year due to the impact of the increase in PS4 software and hardware sales, partially offset by the impact of a decrease in PlayStation®3 software sales.  The impact of the 2016 Kumamoto Earthquakes is expected to be immaterial.

Imaging Products & Solutions
Overall segment sales are expected to significantly decrease due to significant decreases in sales of digital cameras and broadcast- and professional-use products.  Operating income is expected to significantly decrease primarily due to the decrease in sales, partially offset by cost reductions.  The above-mentioned decrease in sales includes lower sales resulting from a delay in the supply of components due to the impact of the 2016 Kumamoto Earthquakes.  The negative impact on operating results due to the 2016 Kumamoto Earthquakes is expected to be a total of approximately 45 billion yen, inclusive of a decrease in certain expenses such as fixed costs allocated based on sales.

Home Entertainment & Sound
Sales are expected to significantly decrease mainly due to the impact of foreign exchange rates and a decrease in unit sales of home audio and video due to the contraction of the market.  Operating income is expected to significantly decrease primarily due to an increase in expenses resulting from the change in the method of calculating royalties and other costs for brand and patent utilization, pursuant to the separation of Sony’s businesses into distinct subsidiaries and the realignment of corporate functions.  Initiatives such as cost reductions and improvement in the product mix are expected to offset the impact of the above-mentioned decrease in sales.  The impact of the 2016 Kumamoto Earthquakes is expected to be immaterial.

Devices
Overall segment sales are expected to be essentially flat year-on-year primarily due to the impact of foreign exchange rates being substantially offset by an increase in sales of image sensors for mobile products.  Operating loss is expected to increase primarily due to the negative impact of the 2016 Kumamoto Earthquakes, expenses associated with the termination of the development and manufacturing of certain camera modules and the negative impact of foreign exchange rates, partially offset by the absence in the fiscal year ending March 31, 2017 of a 59.6 billion yen impairment charge against long-lived assets in the camera module business and a 30.6 billion yen impairment charge against long-lived assets in the battery business recorded in the previous fiscal year.  The above-mentioned negative impact of the 2016 Kumamoto Earthquakes is expected to be a total of approximately 60 billion yen, inclusive of opportunity losses resulting from sales that are expected to be lower than the level anticipated before the earthquakes, rehabilitation costs and a decrease in fixed costs allocated based on sales.  This impact is expected to be partially offset by approximately 10 billion yen in insurance recoveries for the fiscal year ending March 31, 2017, that are expected to be reflected in the Devices segment.  In addition, Sony decided to terminate the development and manufacturing of high-functionality camera modules for external sale, the mass production of which was being prepared at the Kumamoto Technology Center, as a result of a reconsideration of the strategy of this business from a long-term perspective.  Approximately 30 billion yen in expense is expected to be incurred due to this termination.

Pictures (No change from the forecast announced on April 28, 2016)
Sales are expected to increase year-on-year primarily due to an increase in Media Networks sales.  Operating income is expected to increase year-on-year primarily due to the impact of the above-mentioned increase in sales.

Music (No change from the forecast announced on April 28, 2016)
Sales are expected to significantly decrease year-on-year primarily due to the impact of foreign exchange rates, as well as lower sales from Recorded Music’s titles compared to the hit titles in the fiscal year ended March 31, 2016.  Operating income is expected to decrease year-on-year primarily due to the recording of a gain on the remeasurement to fair value of Sony’s 51% equity interest in Orchard Media, Inc. in the fiscal year ended March 31, 2016, as well as the above-mentioned decrease in sales.

Financial Services (No change from the forecast announced on April 28, 2016)
Financial services revenue is expected to increase year-on-year primarily due to an increase in insurance premium revenue, reflecting an increase in policy amount in force at Sony Life Co., Ltd.  Operating income is expected to slightly decrease year-on-year primarily due to Sony not incorporating into the forecast the impact of market fluctuations, such as foreign exchange net gains on foreign currency-denominated customer deposits at Sony Bank Inc. which were realized in the fiscal year ended March 31, 2016.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as future market trends are difficult to predict.  Accordingly, future market fluctuations could further impact the current forecast.

Sony’s forecast for capital expenditures, depreciation and amortization, as well as research and development expenses for the fiscal year ending March 31, 2017 is as per the tables below.

Consolidated
	(Billions of yen)
	March 31, 2016 Results	March 31, 2017 Forecast	Change from March 31, 2016 Results
Capital expenditures*	¥468.9	¥355	-24.3%
[additions to property, plant and equipment (included above)	374.3	260	-30.5	]
[additions to intangible assets (included above) *	94.6	95	+0.4	]
Depreciation and amortization**	397.1	385	-3.0
[for property, plant and equipment (included above)	179.3	195	+8.8	]
[for intangible assets (included above)	217.8	190	-12.8	]
Research and development expenses	468.2	460	-1.7
* Does not include the increase in intangible assets resulting from business acquisitions.
** The forecast for depreciation and amortization includes amortization expenses for deferred insurance acquisition costs.

Sony without Financial Services
	(Billions of yen)
	March 31, 2016 Results	March 31, 2017 Forecast	Change from March 31, 2016 Results
Capital expenditures*	¥460.9	¥340	-26.2%
[additions to property, plant and equipment (included above)	372.4	255	-31.5	]
[additions to intangible assets (included above) *	88.4	85	-3.8	]
Depreciation and amortization	294.8	312	+5.8
[for property, plant and equipment (included above)	177.8	193	+8.5	]
[for intangible assets (included above)	117.0	119	+1.7	]
* Does not include the increase in intangible assets resulting from business acquisitions.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv)	Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Atsuko Murakami	Justin Hill	Toshiyuki Takahashi
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)1932-816-000

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/library/fr/20160524_sonypre.pdf

EOF